Date May 17, 2013

Pamela Long

Securities and Exchange Commission

Washington, D.C. 20549

Re: Tireless Steps, Inc.

Preliminary Information Statement on Schedule 14C

Filed April 16, 2013

File No. 000-54920

In response to your letter dated May 6, 2013, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Tireless Steps, Inc. (the “Company”). Amendment No. 1 to the Schedule 14C is being filed concurrently with this letter.

The Company has made certain changes in the Schedule 14C filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s May 6, 2013 letter in italicized text immediately before our response.

General

1.

Please include page numbers in any revised preliminary information statement or definitive information statement.

Response:

In accordance with your request, we have included page numbers.

2.

We note that the actions to be taken by written consent include both an increase in authorized common stock from 75 million shares to 250 million shares and a change of the company’s name. We further note that you do not disclose the purpose or effects of the name change. Please revise your preliminary information statement to include this information. Refer to Item 19 of Schedule 14A. Additionally, to the extent that you are increasing the number of authorized common shares and/or changing the company’s name for the purpose of acquiring another specified company, please include the information required by Items 11, 13, and 14. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A. We may have additional comments after reviewing your response.

Response:

We have revised our disclosure in reference to Item 19 of Schedule 14A as follows:

“The Name Change is being affected because our Board believes that the new name will better reflect the Company’s plan to review a wider range of business opportunity. “

Neither the Authorized Share Amendment nor the Name Change is for the purpose of acquiring another company or for the issuance of any shares.

Approval to Amend the Articles of Incorporation to Effect a 155:1 Forward Stock Split

Purpose

3.

You state that the basis for the forward stock split is that the low number of issued and outstanding shares of your common stock would likely not appeal to brokerage firms. Please disclose that there is no guarantee the forward stock split will cause your common stock to appeal to brokerage firms. Additionally, please discuss the potential effects the forward stock split could have on your stock price as well as how such effects on stock price could potentially affect the appeal of your common stock to brokerage firms. We may have additional comments after reviewing your response.

Response:

We have revised our disclosure in accordance with your initial request by adding the following to the end of the first paragraph in this section:

“There can be no assurance the Forward Stock Split will cause our common stock to appeal to brokerage firms.”

Additionally, we have added a paragraph immediately following the first paragraph in this section as follows:

“The increase in the number of shares resulting from the Forward Stock Split may have an effect on the market price of Tireless Steps’ common stock and the market price of the common stock could be adversely affected. If the Forward Stock Split is effected and the market price of Tireless Steps’ common stock declines, the percentage decline as an absolute number and as a percentage of Tireless Steps’ overall market capitalization may be greater than would occur in the absence of a forward stock split. In many cases, both the total market capitalization of a company and the market price of a share of such company's common stock following a forward stock split are lower than they were before the Forward Stock Split.  A lower stock price may have an adverse effect on the appeal of our common stock to brokerage firms.“

Certain Risks Associated with the Forward Stock Split

4.

In the first two risk factors, you refer to both a potential rise and decline in stock price after the forward stock split. You also refer to a reduction in the number of outstanding shares after the forward stock split. Please reconcile your disclosure regarding the potential rise and decline in stock price, and revise your disclosure to reflect that the forward stock split will result in an increase in the number of outstanding shares, not a reduction.

Response:

In accordance with your request, we have revised our disclosure as follows:

“THERE CAN BE NO ASSURANCE THAT THE TOTAL PROJECTED MARKET CAPITALIZATION OF TIRELESS STEPS’ COMMON STOCK AFTER THE PROPOSED FORWARD STOCK SPLIT WILL BE EQUAL TO OR GREATER THAN THE TOTAL PROJECTED MARKET CAPITALIZATION BEFORE THE PROPOSED FORWARD STOCK SPLIT OR THAT THE PER SHARE PRICE OF TIRELESS STEPS’ COMMON STOCK FOLLOWING THE FORWARD STOCK SPLIT WILL EITHER EXCEED OR REMAIN CONSTANT IN PROPORTION TO THE INCREASE IN THE NUMBER OF NEW SHARES THAN THE CURRENT ANTICIPATED PER SHARE.

There can be no assurance that the market price per new share of Tireless Steps’ common stock (the "New Shares") after the Forward Stock Split will remain constant in proportion to the increase in the number of New Shares of Tireless Steps common stock outstanding after the Forward Stock Split.

Accordingly, the total market capitalization of Tireless Steps’ common stock after the proposed Forward Stock Split may be lower than the total market capitalization before the proposed Forward Stock Split and, in the future, the market price of Tireless Steps’ common stock following the Forward Stock Split may not exceed or remain constant in proportion to the increase in the number of New Shares than the market price prior to the proposed Forward Stock Split. In many cases, the total market capitalization of a company following a Forward Stock Split is lower than the total market capitalization before the Forward Stock Split.

THERE CAN BE NO ASSURANCE THAT THE FORWARD STOCK SPLIT WILL RESULT IN A PER SHARE PRICE THAT WILL ATTRACT INVESTORS. A DECLINE IN THE MARKET PRICE FOR TIRELESS STEPS’ COMMON STOCK AFTER THE FORWARD STOCK SPLIT MAY RESULT IN A GREATER PERCENTAGE DECLINE THAN WOULD OCCUR IN THE ABSENCE OF A FORWARD STOCK SPLIT.

The market price of Tireless Steps’ common stock will also be based on Tireless Steps’ performance and other factors, some of which are unrelated to the number of shares outstanding. If the Forward Stock Split is effected and the market price of Tireless Steps’ common stock declines, the percentage decline as an absolute number and as a percentage of Tireless Steps’ overall market capitalization may be greater than would occur in the absence of a forward stock split. In many cases, both the total market capitalization of a company and the market price of a share of such company's common stock following a forward stock split are lower than they were before the Forward Stock Split. “

Statement of Additional Information

5.

We note that you incorporate certain information by reference. Please tell us why you believe you are eligible to do so. In your explanation, please separately address the incorporation by reference to previously filed reports and the incorporation by reference to subsequent reports. Refer to Item 1 of Schedule 14C and Note D to Schedule 14A. We may have additional comments after reviewing your response.

Response:

The Board of Directors of Tireless Steps, Inc. and 1 stockholder holding an aggregate of 11,000,000 shares of common stock issued and outstanding as of March 25, 2013 (representing 97.6% of the shares issued and outstanding), have approved and consented in writing to the actions. Such approval and consent constitute the approval and consent of a majority of the total number of shares of outstanding common stock and are sufficient under the Nevada Revised Statutes (“NRS”) and Tireless Steps’ Articles of Incorporation and Bylaws to approve the actions.  Accordingly, the actions will not be submitted to the other stockholders of Tireless Steps for a vote.  As a result,  proxies were not solicited therefore the Company believes it is eligible to incorporate previously filed reports by reference.

We note that the 10-Q filed on May 5, 2013 is not in compliance with Note D(2) to Schedule 14A. Accordingly, the Company will revise its STATEMENT OF ADDITIONAL INFORMATION.

The Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lei Sun

Lei Sun

President,

Tireless Steps, Inc.